SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of foreign private issuer pursuant to rule 13a-16 or 15d-16 of the securities exchange act of 1934

For the month of December 2015

Commission File Number 1-15224

ENERGY COMPANY OF MINAS GERAIS

(Translation of Registrant’s Name Into English)

Avenida Barbacena, 1200

30190-131 Belo Horizonte, Minas Gerais, Brazil

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                 Form  40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                 No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Index

Item	Description of Item
1.	Summary of Minutes of the 647th Meeting of the Board of Directors Held on October 9, 2015
2.	Summary of Principal Decisions of the 648th Meeting of the Board of Directors Held on November 20, 2015
3.	Convocation of Extraordinary General Meeting of Stockholders Dated November 24, 2015
4.	Summary of Principal Decisions of the 649th Meeting of the Board of Directors Held on November 24, 2015
5.	Material Announcement Dated November 25, 2015: Cemig GT wins generation concessions for 18 hydro plants
6.	Market Announcement Dated November 26, 2015: Cemig included for 11th year running in BM & FBovespa’s ISE Corporate Sustainability Index
7.	Market Announcement Dated November 27, 2015: Cemig recognized as one of the world’s most sustainable emerging market companies
8.	Market Notice Dated December 1, 2015: Reply to CVM Inquiry Letter 505/2015/CVM/SEP/GEA-1, of Nov. 30, 2015
9.	Material Announcement Dated December 1, 2015: Agreement for sale of Light’s shares in Renova to SunEdison rescinded
10.	Material Announcement Dated December 1, 2015: Cancellation of Phase II of the Agreement with TerraForm Global (Renova)
11.	Notice to Stockholders Dated December 9, 2015: Dividends and Interest on Equity: Payments to stockholders on December 28, 2015
12.	Market Announcement Dated December 9, 2015: Reply to BM & FBovespa Official Letter 3646/2015 – SAE, of December 7, 2015
13.	Summary of Principal Decisions of the 650th Meeting of the Board of Directors Held on December 10, 2015
14.	Summary of Principal Decisions of the 651st Meeting of the Board of Directors Held on December 16, 2015

FORWARD-LOOKING STATEMENTS

This report contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Actual results could differ materially from those predicted in such forward-looking statements. Factors which may cause actual results to differ materially from those discussed herein include those risk factors set forth in our most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission. CEMIG undertakes no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof, and claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

Date: December 18, 2015	By:	/s/ Fabiano Maia Pereira
	Name:	Fabiano Maia Pereira
	Title:	Chief Officer for Finance and Investor Relations

1. SUMMARY OF MINUTES OF THE 647TH MEETING OF THE BOARD OF DIRECTORS HELD ON OCTOBER 9, 2015

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

SUMMARY OF MINUTES OF THE 647TH MEETING

Date, time and place:	October 9, 2015, at 8.30 a.m. at Av. Barbacena 1200, 21st floor, Belo Horizonte, Minas Gerais, Brazil.
Meeting Committee:	Chair: José Afonso Bicalho Beltrão da Silva; Secretary: Anamaria Pugedo Frade Barros

Summary of proceedings:

I	Conflict of interest: The Board Members listed below stated that they had no conflict of interest with the matters on the agenda of the meeting, except the board members

Arcângelo Eustáquio Torres Queiroz and Samy Kopit Moscovitch,

who	stated themselves to have conflict of interest in the matter of the 2015-18 Specific Collective Agreement on Profit Sharing. They withdrew from the meeting room while this matter was presented and debated, and returned after it had been considered.

II	The Board approved:

A)	The proposal of the board member Saulo Alves Pereira Junior, to change the Executive Board, as follows: Mr. Fernando Henrique Schüffner Neto no longer to be Chief Business Development Officer, to be replaced by election, as Chief Business Development Officer, of:

Mr. César Vaz de Melo Fernandes	– Brazilian, divorced, engineer, resident and domiciled in Nova Lima, Minas Gerais, at Alameda Serra da Mantiqueira 1925, Condomínio Vila Del Rey, CEP 34000-000, bearer of CI 27007/D-CREA-MG and CPF 299529806-04,

–	to serve the rest of the present period of office, that is to say until the first meeting of the Board of Directors after the Annual General Meeting of 2018.

B)	The Programmed Voluntary Retirement Plan (PDVP).

C)	The minutes of this meeting.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

III	The Board authorized:

A)	1) Grant by the company of irrevocable surety, for the following transactions:

a)	Signature of the Third Amendment to Fixed Lending Contracts No’s 330.800.591 and 330.800.592, between Cemig GT and Banco do Brasil S.A., to postpone the maturities of R$ 33.9 million and R$ 95.2 million becoming due on October 26, 2015 and October 30, 2015 by one year, for a flat fee of 1.22% of those amounts, maintaining the financial cost at 108.00% of the CDI rate, and the other terms of the Contracts, unchanged.

b)	Signature of the Fourth amendment to the following Bank Credit Notes issued by Cemig GT in favor of Banco do Brasil S.A. – No’s

330.800.376,	330.800.383,	330.800.384,	330.800.385,	330.800.386,
330.800.387,	330.800.388,	330.800.389,	330.800.390,	330.800.391,
330.800.392,	330.800.393,	330.800.394	and	330.800.395,

–	postponing the maturity of R$ 540 million becoming due on October 24, 2015, for up to three years, now to be amortized in two annual installments in 2017 and 2018, and altering the financial charges on the debtor balance from 104.10% to 112.00% of the CDI Rate, for a flat fee of 1.85% on the amounts prorogued, the other terms of the Notes being unchanged.

c)	Signature of a Credit Line Agreement between Cemig GT and Banco da Amazônia S.A., with consequent emission of one or more Amazônia Bank Working Capital Notes, in the total amount of R$ 120 million, using the proceeds for payment of

(i)	interest on the debts becoming due on October 24, 26 and 30, 2015, and
(ii)	part of the debt becoming due in December 2015,

the	terms of the agreement to be as follows:

Maturity:	Up to thirty six months;
Payment of the Principal:	Bullet, at maturity.
Financial cost:	CDI+1.90% p.a., paid annually, plus IOF tax;

2)	Signature of the documents necessary for contracting of the above credit transactions.

3)	All acts by the Executive Board necessary for putting the above decisions into effect.

B)	Exceeding, in 2015, of the target for consolidated debt set by Subclause ‘a’ of Paragraph 7 of Clause 11 of the by-laws, this ratio to be limited to 2.45 times Ebitda (profit before interest, taxes, depreciation and amortization); and also the target in subclause ‘b’ of the by-laws, for consolidated { Net debt / (Net debt + Stockholders’ equity) }, this to be limited to 50.75%.

C)	Opening of Administrative Tender Proceedings for, and contracting directly with the insurer of, group life insurance, for twelve months, renewable for up to forty eight months by amendments, to a total limit period of sixty months, from January 1, 2016, for:

employees,	active or unpaid leave, and retirees, of Cemig, Cemig D and Cemig GT;
members	of the Executive Board, the Board of Directors and the Audit Board of Cemig;
active	employees of Sá Carvalho S.A. and of Rosa Energia S.A.; and
employees	of Cemig who retired on or before December 31, 2004;

D)	Inclusion in the same administrative tender proceedings referred to in sub-item C, and contracting of, the complementary policy for retirees, with defined maximum individual capital, covering the reduction of capital due to age, with subscription for the insured being optional, and the full cost of this complementary policy to be the entire responsibility of those insured.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

E) Constitution by Cemig GT and Itaocara Energia Ltda. of a special-purpose corporation, to be owned 49% by Cemig GT and 51% by Itaocara Energia Ltda., for construction and commercial operation of the concession for the Itaocara I Hydroelectric Plant;

F) Signature, with Companhia de Desenvolvimento Econômico de Minas Gerais (Codemig) and Imetame Energia Ltda., of the Fourth Amendment to the Contracts for constitution of the SF-T-104 and SF-T-114 Exploration Consortia, to the change the head office address of those consortia.

G) Signature of Partnership Undertakings between Cemig, Cemig D, Cemig GT and the Municipal Councils for the Rights of Children and Adolescents participating in the AI6% Program, for payment of the donations raised from the employees of these companies, and of a 1% portion of the income tax payable by these companies, for application in programs and projects jointly carried out in the ambit of the Municipality, to be in effect until August 31, 2016.

H) Signature jointly by Cemig, Cemig D and Cemig GT of the 2015-18 Specific Collective Agreement on Profit Sharing, with the beneficiaries specified therein, within the annual financial limit to be oriented by the Human Resources Committee of the Board of Directors; and filing of such legal actions relating to and inherent to the process of negotiation of said agreement and its consequences as are necessary for the preservation of the Company?s interests.

IV The Board gave orientation for the following to vote as follows:

A) The members of the Board of Directors of Cemig GT – to vote in favor of re-ratification of the minutes of the Extraordinary General Meeting of Stockholders of Aliança Geração de Energia S.A. (Aliança Geração), to correct part of the numbers related to the increase of the share capital of Aliança Geração,

to:                          one billion two hundred ninety million three hundred sixty four thousand six hundred fifty eight Reais,

of which:                 Cemig GT will subscribe:

                five hundred eighty one million one hundred fourteen thousand ninety six nominal common                 shares without par value,

paying for this subscription with the Cemig GT Assets;

and                            Vale will subscribe:

                seven hundred ten million, two hundred fifty thousand, five hundred sixty two nominal common shares                 without par value paying for this subscription with the Vale Assets;

– the percentage interests of the Parties in the voting and total share capital of Aliança Geração remaining unchanged, at 55% for Vale and 45% for Cemig GT;

B) The members of the Board of Directors of Cemig GT – to vote in favor of orientation of vote by the representatives of Cemig GT in the Ordinary General Meeting of Stockholders of Aliança Geração on the matter referred to in subclause ‘A’ of this item;

C) The board members appointed by the company to vote at the meeting of the Board of Directors of Transmissora Aliança de Energia Elétrica S.A. (Taesa) – to vote in favor of approval of the statement of vote by the representative of that company in the Extraordinary General Meeting of Stockholders of Empresa Catarinense de Transmissão de Energia S.A. (ECTE) which, in turn, will approve the statement of vote of its representative in the EGM of Empresa de Transmissão Serrana S.A. (ETSE) which, in turn, will decide on:

1) increase in the registered capital of ETSE, to ninety two million nine hundred forty three thousand Reais, through issuance of thirty two thousand fifty common shares to be paid in full by ECTE; and

2) change in the by-laws of ETSE, arising from the increase in its registered capital.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

D) The representatives of Cemig in the meeting of the Board of Directors of Light S.A. (Light) – to vote in favor of orientation of the vote(s) of the representative(s) of Light in the General Meeting of Stockholders of the SPC, on:

1) Constitution of the SPC, for the public use assets concession to operate the Itaocara I Hydroelectric plant;

2) Signature of the Stockholders’ Agreement of the SPC; and

3) Election of the members of the Board of Directors of the SPC.

V The Board ratified signature by the Company of the following amendments, as party and as consenting party – with Furnas Centrais Elétricas S.A. (Furnas), Empresa Amazonense de Transmissão de Energia (EATE), and Transminas Holding, signing as Consenting Parties – for adjustment of the calculation of the formula for Annual Permitted Revenue (RAP), with ratification of all measures taken since June 30, 2014:

A) the Fifth Amendment to Transmission Service Concession Contract 012/2005-Aneel, between the federal government, through the National Electricity Agency, Aneel, and Companhia Transirapé de Transmissão;

B) the Fourth Amendment to Transmission Concession Contract 005/2005-Aneel, between the federal government, through Aneel, and Companhia Transudeste de Transmissão.

C) the Third Amendment to Transmission Concession Contract 009/2004-Aneel, between the federal government, through Aneel, and Companhia Transleste de Transmissão.

VI The Chair informed the meeting that the Executive Board is now constituted as follows:

Mauro Borges Lemos

– Brazilian, married, economist, resident and domiciled in Belo Horizonte, Minas Gerais at Rua Fausto Nunes Vieira 120/601, Belvedere, CEP 30320-590, bearer of Identity Card M992314 issued by the Public Safety Department of Minas Gerais State, and CPF 316720516-49;

Mateus de Moura Lima Gomes

– Brazilian, divorced, lawyer, resident and domiciled in Belo Horizonte, Minas Gerais, at Rua Groelândia 395/603, Sion, CEP 30320-060, bearer of Identity Card MG8876108 issued by the Civil Police of Minas Gerais and of CPF 037285936-48;

Evandro Leite Vasconcelos

– Brazilian, married, civil engineer, resident and domiciled in Belo Horizonte, Minas Gerais, at Rua Manoel Couto 365, Cidade Jardim, CEP 30380-080, bearer of Identity Card 29657D-CREA-MG and CPF 251704146-68;

César Vaz de Melo Fernandes	– whose details appear above;

Ricardo José Charbel

– Brazilian, married, engineer, resident and domiciled in Belo Horizonte, Minas Gerais, at Rua Herculano de Freitas 151/601, Gutierrez, CEP 30441-039, bearer of Identity Card M-1073988-SSPMG and CPF 383259856-15;

Fabiano Maia Pereira

– Brazilian, married, economist, resident and domiciled in Belo Horizonte, at Rua Santa Rita Durão 1000, Funcionários, CEP 30140-111, bearer of Identity Card 098405244 issued by the Félix Pacheco Institute of Rio de Janeiro State, and CPF 027583306-28;

Eduardo Lima Andrade Ferreira

– Brazilian, married, civil engineer, resident and domiciled in Belo Horizonte, Minas Gerais, at Rua Ramalhete 288/402, Anchieta, CEP 30310-310, bearer of Identity Card MG10738632-SSPMG and CPF 048415486-96;

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Franklin Moreira Gonçalves

– Brazilian, married, data processing technologist, resident and domiciled in Belo Horizonte, MG, at Rua João Gualberto Filho 551/302, Sagrada Família, CEP 31030-410, bearer of Identity Card MG5540831 issued by the Civil Police of Minas Gerais, and CPF 754988556-72;

Márcio Lúcio Serrano	– Brazilian, married, doctor, resident and domiciled in Belo Horizonte, Minas Gerais, at Rua São Romão 505/401, São Pedro, CEP 30330-120, bearer of Identity Card M575778-SSP/MG and CPF 110906186-20;

Raul Lycurgo Leite

– Brazilian, married, lawyer, resident and domiciled in Belo Horizonte, Minas Gerais, at Rua Santa Catarina 1466/402, Lourdes, CEP 30170-081, bearer of Identity Card 1288658-SSP/DF and CPF 658219551-49;

Luiz Fernando Rolla

– Brazilian, married, engineer, resident and domiciled in Belo Horizonte, Minas Gerais, at Rua Ney Lambert 112, Belvedere, CEP 30320-440, bearer of Identity Card MG-1389219 issued by the Civil Police of Minas Gerais, and CPF 195805686-34.

VII The Chief Officer elected declared – in advance – that he is not subject to any prohibition on exercise of commercial activity, that he does not occupy any post in a company which could be considered to be a competitor of the Company, and that he does not have nor represent any interest conflicting with that of Cemig; and made a solemn commitment to become aware of, obey and comply with the principles, ethical values and rules established by the Code of Professional Conduct of Companhia Energética de Minas Gerais and the Code of Ethical Conduct of Government Workers and Senior Administration of the State of Minas Gerais.

VIII Abstention: The board member Arcângelo Eustáquio Torres Queiroz abstained from voting on the matters relating to contracting of group life insurance and contracting of a complementary policy for the retirees, referred to in Sub-items C and D of Item III, above.

IX Comment: The Chair, the Board Member Arcângelo Eustáquio Torres Queiroz, and the manager Emílio Luiz Cáfaro made comments on subjects of interest to the Company.

The following were present:

Board members:

José Afonso Bicalho Beltrão da Silva,

Mauro Borges Lemos,

Allan Kardec de Melo Ferreira,

Arcângelo Eustáquio Torres Queiroz,

Guy Maria Villela Paschoal,

Helvécio Miranda Magalhães Junior,

José Henrique Maia,

José Pais Rangel,

Marco Antônio de Rezende Teixeira,

Marco Antônio Soares da Cunha Castello Branco,

Nelson José Hubner Moreira,

Paulo Roberto Reckziegel Guedes,

Saulo Alves Pereira Junior,

Bruno Magalhães Menicucci,

Tarcísio Augusto Carneiro,

Antônio Dirceu Araujo Xavier,

Carlos Fernando da Silveira Vianna,

Flávio Miarelli Piedade,

José Augusto Gomes Campos,

Luiz Guilherme Piva,

Marina Rosenthal Rocha,

Newton Brandão Ferraz Ramos,

Samy Kopit Moscovitch,

Wieland Silberschneider;

Manager:	Emílio Luiz Cáfaro;

Secretary:	Anamaria Pugedo Frade Barros.

(Signed) Anamaria Pugedo Frade Barros

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

2. SUMMARY OF PRINCIPAL DECISIONS OF THE 648TH MEETING OF THE BOARD OF DIRECTORS HELD ON NOVEMBER 20, 2015

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

CEMIG

LISTED COMPANY CNPJ 06.981.180/0001-16 – NIRE 31300020568

BOARD OF DIRECTORS

Meeting of November 20, 2015

SUMMARY OF PRINCIPAL DECISIONS

At its 648th meeting, held on November 20, 2015, the Board of Directors of Cemig (Companhia Energética de Minas Gerais) decided the following:

1. Signature, as consenting parties, of an amendment to a lending agreement.

2. The 2016–20 Five-Year Plan, the 2016 Budget, and Guidelines for budget planning.

3. The Collective Work Agreement (ACT) for 2015–16.

4. Contracting of advertising agencies / Complementation of Board Spending Decision (CRCA).

5. Orientation of vote in Extraordinary General Meeting of Stockholders of Taesa.

6. The Corporate Risk Matrix; the Fraud and Corruption Risk Matrix, and Risk Appetite Matrix.

7. Rules for acquisition of financial assets.

8. The PDVP Programmed Voluntary Retirement Plan / Re-ratification of CRCA.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

3. CONVOCATION OF EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS DATED NOVEMBER 24, 2015

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

DECEMBER 29, 2015

CONVOCATION

Stockholders are hereby called to an Extraordinary General Meeting of Stockholders to be held on December 29, 2015 at 11 a.m., at the company’s head office, Av. Barbacena 1200, 21st floor, Belo Horizonte, Minas Gerais, Brazil, to decide on:

•	Authorization for the limit ratios specified in sub-items ‘a’, ‘b’ and ‘d’ of Paragraph 7 of Clause 11 of the by-laws to be exceeded in 2015.

Any stockholder who wishes to be represented by proxy at the said General Meeting of Stockholders should obey the precepts of Article 126 of Law 6406 of 1976, as amended, and of the sole Paragraph of Clause 9 of the Company’s by-laws, by exhibiting at the time, or depositing, preferably by December 23, 2015, proofs of ownership of the shares, issued by a depositary financial institution, and a power of attorney with specific powers, at Cemig’s Corporate Executive Secretariat Office (Superintendência da Secretaria Geral e Executiva Empresarial) at Av. Barbacena, 1200 – 19th Floor, B1 Wing, Belo Horizonte, Minas Gerais.

Belo Horizonte, November 24, 2015

José Afonso Bicalho Beltrão da Silva

Chair of the Board of Directors

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

PROPOSAL

BY THE BOARD OF DIRECTORS

TO THE

ORDINARY AND EXTRAORDINARY GENERAL MEETINGS OF STOCKHOLDERS

TO BE HELD ON DECEMBER 29, 2015

Dear Stockholders:

The Board of Directors of Companhia Energética de Minas Gerais – Cemig

– whereas:

a) In its management of the Company and in the exercise of the right to vote in wholly-owned and other subsidiaries, affiliated companies and consortia, the Board of Directors and the Executive Board are required at all times faithfully to comply with certain targets stated in Clause 11, Paragraph 7, of the Company’s by-laws, including the following:

•	to keep the Company’s consolidated indebtedness less than or equal to 2 (two) times the Company’s Ebitda (profit before interest, taxes, depreciation and amortization); and

•	to keep the consolidated ratio of (Net debt) / (Net debt + Stockholders’ equity) to a maximum of 40% (forty per cent); and

•	to limit the consolidated amount of funds allocated to capital investment and acquisition of any assets in each business year to the equivalent of 40% (forty per cent) of Ebitda (profit before interest, taxes, depreciation and amortization);

b) under Clause 11, Paragraph 9, of the by-laws the said targets for indicators may be exceeded for reasons related to temporarily prevailing conditions, upon prior justification by grounds and specific approval by the Board of Directors, up to the following limits:

– Consolidated indebtedness: less than or equal to 2.5 times Ebitda (profit before interest, taxes, depreciation and amortization); and

– Consolidated (Net debt) / (Net debt + Stockholders’ equity): maximum of 50%;

c) above these limits, including the case of limitation of Consolidated funds allocated to capital investment and acquisition of any assets to 40% of Ebitda (profit before interest, taxes, depreciation and amortization), the targets may be exceeded upon prior justification with grounds and specific approval by the stockholders in a General Meeting of Stockholders;

d) Cemig’s wholly-owned subsidiary Cemig Geração e Transmissão S.A. (‘Cemig GT’) has won the concessions for Lot D of Aneel Auction 12/2015, on November 25, 2015; and

– under Law 12783 of January 11, 2013, as amended by Provisional Measure 688 of August 18, 2015, the first tranche of the Concession Grant Fee (Bonificação pela Outorga – BO) is payable on December 30, 2015;

e) to make the payment of the first tranche of the Concession Grant Fee, Cemig GT intends to access the Brazilian capital market by an issue of promissory Notes in the amount of up to R$ 1,500,000,000.00 (one billion five hundred million Reais);

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

f) the investment in the Grant and the issue of the debt securities, combined with the changes which have taken place, and those expected to take place by the end of the year, in the ratios referred to in the by-laws of Cemig, will result in the indicators being higher than those approved by the Board of Directors, as follows:

Cemig holding company – Ratios – IFRS
2015
Net debt / Ebitda	2.63
Net debt / (Stockholders’ equity + net debt)	0.51
Capex / Ebitda	0.62
R$ million
Gross debt	15,304
Cash	1,318
Net debt	13,986
Ebitda	5,310
Capex	3,314
Stockholders’ equity	13,331

The Board of Directors of Companhia Energética de Minas Gerais – Cemig thus now proposes to you as follows:

Authorization for the following limit ratios, in 2015:

– the Company’s consolidated indebtedness, as referred to in Subclause ‘a’ of Paragraph 7 of Clause 11 of the Company’s by-laws to be limited to 2.6 (two point six) times the Company’s Ebitda (profit before interest, taxes, depreciation and amortization);

– the ratio referred to in Subclause ‘b’ of Paragraph 7 of Clause 11 of the by-laws, namely the consolidated ratio of (Net debt) / (Net debt + Stockholders’ equity), to be limited to 51%; and

– the quantity referred to in Subclause ‘d’ of Paragraph 7 of Clause 11 of the by-laws, namely the consolidated amount of funds allocated to capital investment and acquisition of any assets in the business year, to be limited to 62% of the Company’s Ebitda (profit before interest, taxes, depreciation and amortization).

As can be seen, the objective of this proposal is to meet legitimate interests of the stockholders and of the Company, and as a result it is the hope of the Board of Directors that it will be approved by the Stockholders.

Belo Horizonte, November 24, 2015.

José Afonso Bicalho Beltrão da Silva                                                Nelson José Hubner Moreira

Mauro Borges Lemos                                                                        Paulo Roberto Reckziegel Guedes

Allan Kardec de Melo Ferreira                                                          Saulo Alves Pereira Junior

Arcângelo Eustáquio Torres Queiroz                                                Antônio Dirceu Araújo Xavier

Guy Maria Villela Paschoal                                                              Bruno Magalhães Menicucci

Helvécio Miranda Magalhães Junior                                                Ricardo Wagner Righi de Toledo

José Henrique Maia                                                                          Tarcísio Augusto Carneiro

José Pais Rangel

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

4. SUMMARY OF PRINCIPAL DECISIONS OF THE 649TH MEETING OF THE BOARD OF DIRECTORS HELD ON NOVEMBER 24, 2015

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

CEMIG

LISTED COMPANY CNPJ 06.981.180/0001-16 – NIRE 31300020568

BOARD OF DIRECTORS

Meeting of November 24, 2015

SUMMARY OF PRINCIPAL DECISIONS

At its 649th meeting, held on November 24, 2015, the Board of Directors of Cemig (Companhia Energética de Minas Gerais) decided the following:

1.	Creation of a company by Cemig GT.

2.	Submission to an Extraordinary General Meeting of Stockholders of a proposal to allow financial ratios specified in the by-laws to be exceeded in 2015.

3.	Convocation of an Extraordinary General Meeting of Stockholders to be held on December 29, 2015, to deal with the proposal to allow financial ratios to be exceeded.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

5. MATERIAL ANNOUNCEMENT DATED NOVEMBER 25, 2015: CEMIG GT WINS GENERATION CONCESSIONS FOR 18 HYDRO PLANTS

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

Cemig GT wins generation concessions for 18 hydro plants

Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, in accordance with CVM Instruction 358 of January 3, 2002, as amended, hereby informs the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (BM&F Bovespa S.A.) and the market in general, as follows:

Cemig’s wholly-owned subsidiary Cemig GT (Cemig Geração e Transmissão S.A.) took part in the Hydroelectric Plant Concessions Auction under the Regime of Guaranteed Offtake and Power Level Quotas, held today (November 25, 2015).

Cemig GT won the contract for Lot D, which is described as follows:

• Number of generation plants:	18 (eighteen);
• Total installed generation capacity:	699.57 MW;
• Percentage of the Guaranteed Physical Offtake allocated to the Regulated Market:
– from January 1 to December 31, 2016:	100% (one hundred per cent);
– as from January 1, 2017:	70% (seventy per cent).

Contracts will be signed against payment of a Concession Grant Fee (Bonificação pela Outorga – BO) of:

R$ 2,216,352,626.56	(two billion two hundred sixteen million three hundred fifty two million, six hundred twenty six Reais fifty six centavos), to be paid as follows:
1st tranche (65%):	December 31, 2015;
2nd tranche (35%):

in up to 180 (one hundred and eight) calendar days from the date of signature  of the contract, updated by the Selic rate from the date of payment of the first tranche up to the date of payment of the second tranche.

Global remuneration receivable by Cemig for the service of generation in the plants comprising Lot D:

R$ 498,694,000.00/year	(four hundred ninety eight million six hundred ninety four thousand Reais/year)

– comprising two components:

✓	Fee for Management of Generation Assets –Custo de Gestão dos Ativos de Geração (GAG), and
✓	Yield on the Concession Grant Fee –Retorno da Bonificação pela Outorga (RBO)

– calculated on the basis of a discount of 1% in relation to the auction ceiling price.

In addition, Cemig hopes to receive a guarantee of the amounts that the federal government will reimburse it for its investments in electricity generation assets that have not yet been amortized or fully depreciated. This reimbursement is a specified component of the process of renewal of concessions enacted by the federal government in 2012: the process is still at the stage of awaiting decision by the government on its calculation of the amount of this reimbursement.

Cemig will keep the market appropriately and timely informed on the progress of the projects.

Belo Horizonte, November 25, 2015

Fabiano Maia Pereira

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

6. MARKET ANNOUNCEMENT DATED NOVEMBER 26, 2015: CEMIG INCLUDED FOR 11TH YEAR RUNNING IN BM & FBOVESPA’S ISE CORPORATE SUSTAINABILITY INDEX

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MARKET ANNOUNCEMENT

Cemig Included for 11th year running in BM&FBovespa’s ISE Corporate Sustainability Index

As part of its commitment to best corporate governance practices, Cemig (Companhia Energética de Minas Gerais), a listed company with equity securities traded on the stock exchanges of São Paulo, New York and Madrid, hereby reports to its stockholders and the market as follows:

•	Cemig has been selected, for the 11th consecutive year, for inclusion in the ISE Corporate Sustainability Index (Índice de Sustentabilidade Empresarial) of the São Paulo Stock Exchange (BM&FBovespa), for the year 2016. Cemig has been included in this index every year since its creation, in 2005.

The new portfolio of the ISE comprises 40 shares of 35 companies, in 16 sectors, with total market capitalization of R$ 960.2 billion – or 54.50% of the total market capitalization of all the shares traded on the BM&FBovespa (on Nov. 24, 2015).

The shares in the new portfolio of the ISE were selected from among the 180 companies with the 200 most liquid shares on the exchange in January 2015, assessed on their responses to a questionnaire with over 400 questions, reflecting the characteristics of each company, its activities in the economic, environmental and social dimensions, its attitudes and actions in relation to climate change and corporate governance, and the nature of its products.

Cemig’s continuous inclusion in this index is a demonstration of its commitment to seek creation of value for its stockholders, employees and suppliers, and the well-being of society in general, while ever improving its corporate sustainability practices.

For more details on the ISE index of the BM&FBovespa, see:

http://www.isebvmf.com.br/index.php?r=site/conteudo&id=1

Belo Horizonte, November 26, 2015.

Fabiano Maia Pereira

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

7. MARKET ANNOUNCEMENT DATED NOVEMBER 27, 2015: CEMIG RECOGNIZED AS ONE OF THE WORLD’S MOST SUSTAINABLE EMERGING MARKET COMPANIES

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MARKET ANNOUNCEMENT

Cemig recognized as one of the world’s

most sustainable emerging market companies

As part of its commitment to best corporate governance practices, Cemig (Companhia Energética de Minas Gerais), a listed company with equity securities traded on the exchanges of São Paulo, New York and Madrid, hereby reports as follows:

Cemig has been selected as one of the 70 most advanced Emerging Market companies, in the Euronext Vigeo Emerging 70 index.

This new index distinguishes the companies scoring highest for their environmental, social and corporate governance practices, after assessment on approximately 330 indicators.

Selection involved consultations by Vigeo of Cemig’s website and Sustainability Report, and analyses of the public information published about the company. The companies selected will be reassessed every six months, in June and December.

About Vigeo:

Founded in France in 2002, Vigeo has established itself as a European specialist in assessment of companies’ and organizations’ practices and performance on environmental, social and corporate governance themes. More information on Euronext and Vigeo can be found at:

http://www.vigeo.com/csr-rating-agency/fr.

Items describing the best practices adopted by Cemig in the social, environmental, and economic dimensions of its activity can be seen on the Sustainability link of Cemig’s website:

http://www.cemig.com.br/en-us/Company_and_Future/Sustainability/Pages/sustainability.aspx

Belo Horizonte, November 27, 2015.

Fabiano Maia Pereira

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

8. MARKET NOTICE DATED DECEMBER 1, 2015: REPLY TO CVM INQUIRY LETTER 505/2015/CVM/SEP/GEA-1, OF NOV. 30, 2015

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MARKET NOTICE

Reply to Inquiry by the CVM

Reply to CVM Inquiry Letter 505/2015/CVM/SEP/GEA-1, of Nov. 30, 2015

Question asked by the Brazilian Securities Commission (CVM)

“ Official Letter 505/2015/CVM/SEP/GEA-1

Rio de Janeiro, November 30, 2015

To Mr. Fabiano Maia Pereira

Investor Relations Director, Companhia Energética de Minas Gerais – CEMIG

Av. Barbacena, 1200 – 5º andar/ B1 Bairro: Santo Agostinho Belo Horizonte, MG

CEP: 30190-131 Fax: (31) 3506-5026 Tel.: (31) 3506-5024

Email: ri@cemig.com.br c/c: gre@bvmf.com.br

SUBJECT: Request for information on news media report

Dear Sir,

1. We refer to the news report published today in Valor Econômico newspaper, in the Politics section, under the headline: “BNDES will take over Andrade Gutierrez’s share interest in Cemig”, which contains the following statements:

The Brazilian Development Bank (Banco Nacional de Desenvolvimento Econômico e Social—BNDES) is preparing to enter the controlling management stockholding block of Cemig (Companhia Energética de Minas Gerais). When finalized, the transaction will give BNDES Participações 12.9% of the voting stock of Cemig and the right to two seats on its Board of Directors. The change will result in a reduction in the interest that the construction company Andrade Gutierrez has in Cemig today.

The BNDES has submitted the transaction to the Brazilian Monopolies Commission (Conselho Administrativo de Direito Econômico—Cade) to confirm whether its entry into Cemig would be considered as conflicting with its interest in other electricity companies. Cade has given the green light and Valor newspaper has ascertained that the bank expects to make the transaction a concrete reality before the end of this year.

Continued>

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

The change is part of the agreement signed between the BNDES and Andrade in late 2009. Through its subsidiary AGC Energia, Andrade became a partner in Cemig in that year, owning 14.4% of Cemig’s total capital. It is an interest that belonged to AES, and was the subject of a long legal battle with the BNDES. Andrade then got involved and acquired this share in Cemig’s capital, which gave it 33% of the common shares (voting stock) of Cemig.

This block of shares cost Andrade Gutierrez R$ 2.115 billion at that time, of which R$ 500 million was paid at sight and R$ 850 million was paid this year. The remaining R$ 765 million was raised through a debenture transaction with the BNDES which established that as from February 2015 these debentures would automatically be exchanged for shares of Cemig, according to information given by the BNDES through its management offices. It was this exchange which Cade authorized in August.

In figures, this means that BNDESPar will receive a stockholding interest equivalent to 12.9% of the common shares and 2% of the preferred shares, which will represent 5.6% of Cemig’s total share capital. Added to the almost symbolic percentage interest of 0.75% which it has today, the new equity interest will make the bank owner of 6.35% of Cemig’s total share capital.

[.]

The arrangement will not, however, change the stockholders’ agreement. That will continue to be in effect, up to a level of an interest of 20% in the voting stock. At the moment, according to a person in the BNDES, it has no intention of taking the two seats on the Board of Directors of Cemig, nor does it intend to have any significant position of interference in management. “

2. In view of the above, we order you to state whether the news reported is true, and, if its truth is confirmed, why you believed that this was not a case of material information to be published in a Material Announcement.

3. This statement must be given through the Empresa.NET System, in the category: Market notice, sub-category: Responses to Consultations by CVM / Bovespa – Subject: Media News Report – and should include a transcription of this Official Letter.

4. We highlight that, under Article 3 of CVM Instruction 358/02 it is the responsibility of the Chief Investor Relations Officer to disclose to and advise the CVM, and as the case may be, the stock exchange and/or any organized over-the-counter market on which securities issued by the company are traded, of any material event or fact which takes place or is related to its business, and to make best efforts for its immediate and wide dissemination, simultaneously to all the markets in which such securities are traded.

5. We notify you that the Company Relations Supervision Management may, under Sub-item II of Article 9 of Law 6385/1976 and CVM Instruction 452/2007, apply a coercive fine of R$ 1,000 (one thousand Reais), without prejudice to other administrative sanctions, in the event of non-compliance with the demand made in this Official Letter within one business day from becoming aware of the content of this communication, now sent by fax and by e-mail.

Yours,

NILZA MARIA SILVA DE OLIVEIRA

Company Monitoring Management Unit 1 “

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Reply by CEMIG

Dear Ms. Oliveira,

In response to the request of the CVM, we would make clear that the possibility of BNDESPar becoming the holder of common shares in the Company representing 12.91% of the voting stock and 5.65% of the Company’s total stock is provided for in item D of the Preamble of the Stockholders’ Agreement of the Company, dated August 1, 2011, which was filed with the CVM and was made available on August 9, 2011 on our Investor Relations website:

(http://cemig.infoinvest.com.br/ptb/8867/AcordodeAcionistas_por.pdf),

Item D of the said Preamble of that Agreement states the following:

“(D) BNDESPar may, as from February 16, 2015 or from total settlement of the non-convertible debentures issued by AGC Energia on March 4, 2011 which it owns, whichever is earlier, become an important stockholder of the Company through exchange of the said Debentures for 38,522,400 common shares in the Company, representing, on today’s date, 12.91% of the voting stock and 5.65% of the total stock of the Company;”

However, up to the present moment, Cemig has not been informed whether BNDESPar will or will not exercise this right, and, if it will exercise it, when. Further, there has been no alteration in the Company’s Nominal Share Registry, so the Company is not in a position to make a statement about the affirmations contained in the news referred to.

After becoming aware of the news report, Cemig asked the stockholder AGC Energia for an explanation as to the truth of the information published, and is awaiting reply.

In relation to the movement in the Company’s shares, although the volume traded on November 30 was higher than the daily average of the last 30 days, we find that the same was the case for the vast majority of the shares that comprise the Bovespa Index and the Electricity Index. Similarly, the variations in the shares of Cemig took place in the same trend as that of the market in general, and with an intensity compatible with that shown by the shares of other state-controlled companies in the Electricity Index, such as those of Cesp, Celesc and Eletrobrás, to cite a few examples.

Cemig reiterates its commitment to opportune and timely disclosure of all and any fact which is of interest to its stockholders.

Belo Horizonte, December 1, 2015.

Fabiano Maia Pereira

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

9. MATERIAL ANNOUNCEMENT DATED DECEMBER 1, 2015: AGREEMENT FOR SALE OF LIGHT’S SHARES IN RENOVA TO SUNEDISON RESCINDED

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

In accordance with CVM Instruction 358 of January 3, 2002, as amended, Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, hereby informs the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (BM&F Bovespa S.A.) and the market in general, as follows:

On today’s date Cemig’s affiliated company Light S.A. (‘Light’). published a Material Announcement with the following content:

“Light S.A. (“Light”), in compliance with the Brazilian Securities and Exchange Commission (CVM) Rule 358, of January 3, 2002, hereby announces to its shareholders and the market in general that its wholly-owned subsidiary Light Energia S.A. (“Light Energia”), received from SunEdison, INC. (“SunEdison”), on this date, a notification regarding the annulment of the Share Purchase Agreement (“Agreement”), entered into on July 15th 2015 according to the Material Fact and Notice to the Market disclosed on July 2nd and July 15th 2015, respectively (“Transaction”).

In accordance with the Agreement, in case the Transaction was not concluded until November 30th 2015, any of the parts could notify the other as to the Agreement annulment, without onus.

The fulfillment of the Transaction was subject to a series of preceding conditions, and despite some have not been fully met, SunEdison and Light Energia were negotiating with the intention to complete the Transaction. However, due to the market adverse conditions, the negotiation was not succeeded.

Additionally, Light informs that the Private Agreement for the Option to Sell Shares Issued by Renova Energia S.A. between BNDES Participações S.A. and Light Energia, with the Company as consenting intervening party, announced on September 4th, 2015, is automatically extinct

Due to the Agreement annulment, Light, in accordance with its strategy, will continue to evaluate the sale of its 15.87% stake in Renova, and keep the market informed as to its progress.

Rio de Janeiro, December 1st, 2015.

João Batista Zolini Carneiro

Chief Business Development and IR Officer”

Belo Horizonte, December 01, 2015.

Fabiano Maia Pereira

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

10. MATERIAL ANNOUNCEMENT DATED DECEMBER 1, 2015: CANCELLATION OF PHASE II OF THE AGREEMENT WITH TERRAFORM GLOBAL (RENOVA)

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

In accordance with CVM Instruction 358 of January 3, 2002, as amended, Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, hereby informs the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (BM&FBovespa S.A.) and the market in general, as follows:

On today’s date Cemig’s affiliated company Renova Energia S.A. (‘Renova’). published a Material Announcement with the following content:

“MATERIAL FACT – Cancellation of Phase II of the Agreement with TerraForm Global

Renova Energia S.A. (RNEW11) (‘Renova’ or ‘the Company’), in accordance with CVM Instruction 358/2002 as amended, hereby informs its stockholders and the market in general as follows:

Complementing the Material Fact published by Light S.A., the Company has been notified of the cancellation of Phase II of its Agreement with TerraForm Global / SunEdison.

Phase II of the Agreement consisted of a contract in which shares in subsidiaries of Renova that hold assets with 2,204.2 MW of installed generation capacity were to be exchanged for shares in TerraForm Global, representing enterprise value of R$ 13.4 billion.

One of the conditions precedent for Phase II of the Agreement was conclusion of the sale to SunEdison of the stockholding interest in Renova held by Light, within the controlling stockholding block of Renova. As a consequence of the sale of that interest not having been consummated, Phase II of the Agreement is canceled.

The Company hereby informs the market that Phase I of the transaction remains fully in effect. That Phase I comprises: share purchase agreements for sale of wind generation and small hydroelectric plant (‘SHPs’) assets with aggregate installed generation capacity of 141.0 MW; and a contract to swap wind power assets with 195.2 MW of installed capacity. Conclusion of the transaction in the wind power assets took place on September 18, 2015, and the SHPs will be transferred as soon as the conditions precedent are complied with.

The joint venture between Renova and SunEdison for sales and development of solar energy projects in the Brazilian Regulated Market also continues to be fully in effect.

Renova further informs the public that it had already taken this possibility into consideration, and is adapting its business plan with a view to rescaling future investments, taking account of the cancellation of Phase II and the present market conditions.

Renova reiterates that it will keep the market informed on any material developments.

São Paulo, December 1st, 2015

Cristiano Corrêa de Barros

Chief Finance, Business Development and Investor Relations Officer”

Belo Horizonte, December 01, 2015.

Fabiano Maia Pereira

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

11. NOTICE TO STOCKHOLDERS DATED DECEMBER 9, 2015: DIVIDENDS AND INTEREST ON EQUITY: PAYMENTS TO STOCKHOLDERS ON DECEMBER 28, 2015

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64

NOTICE TO STOCKHOLDERS

Dividends and Interest on Equity:

Payments to stockholders on December 28, 2015

In accordance with the decision by the Executive Board of December 26, 2014 and the decision of the Annual and Extraordinary Meetings of Stockholders held concurrently on April 30, 2015, Cemig will make the following payments on December 28, 2015:

1: The second part of the Interest on Equity for the 2014 business year:

R$ 115,000,000.00         (one hundred fifteen million Reais)

– corresponding to:         R$ 0.091394534 per share.

For shares traded on the BM&FBovespa, this will be paid to stockholders of record on December 26, 2014. The shares first traded ‘ex-’ these rights on December 29, 2014.

2: The single payment of dividends for the 2014 business year:

R$ 567,317,000.00         (five hundred sixty seven million three hundred seventeen thousand Reais)

– corresponding to:         R$ 0.450866721 per share.

For shares traded on the BM&FBovespa, this will be paid to stockholders of record on April 30, 2015. The shares first traded ‘ex-’ these rights on May 4, 2015.

•	Stockholders whose bank details are up to date with the Custodian Bank for Cemig’s shares (Banco Itaú Unibanco S.A.) will have their credits posted automatically on the first day of payment.

•	Any stockholder not receiving the credit referred to should visit a branch of Banco Itaú Unibanco S.A. to update the stockholder’s Investor Registry details.

•	Payments relating to shares deposited in custody at CBLC (Companhia Brasileira de Liquidação e Custódia – the Brazilian Settlement and Custody Company) will be credited to that entity and the Depositary Brokers will be responsible for passing the amounts through to holders.

Belo Horizonte, December 9, 2015

Fabiano Maia Pereira

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

12. MARKET ANNOUNCEMENT DATED DECEMBER 9, 2015: REPLY TO BM & FBOVESPA OFFICIAL LETTER 3646/2015 – SAE, OF DECEMBER 7, 2015

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MARKET ANNOUNCEMENT

Reply to BM&FBovespa Official Letter 3646/2015—SAE, of December 7, 2015

Question asked by BM&FBovespa

“ CIA ENERGÉTICA DE MINAS GERAIS – CEMIG

Mr. Fabiano Maia Pereira

Investor Relations Director

Subject: Atypical trading in shares

Dear Sir,

In view of the most recent variations in the prices of your company’s shares, the number of trades and volume traded, as set out below, we request you to inform us, by December 8, 2015, whether there is any fact you are aware of that could be the reason for this.

We note the obligation stated in the sole sub-paragraph of Article 4 of CVM Instruction 358/02, to question managers and controlling stockholders of the Company to ascertain whether they had knowledge of information that should be disclosed to the market.

ON shares
Prices (R$ per share)
Date	Opening	Minimum	Maximum	Average	Last	Variation, %	No. of trades	Quantity	Volume
24/11/2015	6.97	6.90	7.14	6.95	6.90	-0.71	339	175,100	1,217,702
25/11/2015	7.00	6.83	7.00	6.88	6.85	-0.72	566	161,300	1,110,505
26/11/2015	6.90	6.90	7.10	6.97	6.93	1.16	251	160,300	1,116,849
27/11/2015	6.98	6.70	7.00	6.77	6.77	-2.30	520	235,200	1,592,901
30/11/2015	6.82	6.54	6.82	6.61	6.61	-2.36	510	225,400	1,488,967
01/12/2015	6.60	6.35	6.65	6.41	6.37	-3.63	326	116,400	745,870
02/12/2015	6.41	6.17	6.63	6.37	6.36	-0.15	282	128,500	819,139
03/12/2015	6.51	6.20	6.83	6.45	6.20	-2.51	368	166,800	1,076,077
04/12/2015	6.36	6.03	6.40	6.13	6.03	-2.74	456	220,700	1,352,833
07/12/2015	6.09	6.09	6.64	6.36	6.64	10.11	1,049	421,800	2,685,585

*	Updated to 5.15 p.m.

The file to be sent should contain the question that is asked above, preceding your company’s reply.

We remind you that this request is made under the Cooperation Working Agreement between the CVM and BM&FBOVESPA of December 13, 2011, and that non-compliance with it may make your company subject to imposition of an incentive fine by the Company Relations Management Unit (SEP) of the CVM, subject to CVM Instruction 452/07.

Yours,

Nelson Barroso Ortega

Company Monitoring Management Unit “

(Continued: >

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Reply by CEMIG

Dear Sirs,

In response to the request by BM&FBovespa, in its Official Letter SAE 3646/15, of December 7, 2015, about the most recent variations in the prices of our shares, the increase in the number of trades and the quantity traded, we inform you that we have no knowledge of any fact or event resulting from our activities or business that would justify the events and has not been duly publicized.

We highlight that on November 25, 2015, as per a Material Announcement filed with the CVM, delivered against receipt number 002453IPE251120150104233312-41, the Company took part in the Auction to Contract Concessions for Hydroelectric Generation Plants in the regime of Allocation of Physical Guarantee and Power, held on November 25, 2015, in which it won the bidding for Lot D.

We further note that on December 8, 2015, the Federal Supreme Court published a dispatch designating a conciliation hearing (on December 15, 2015 at 10 a.m.) in the proceedings of Action for Provisional Remedy No. 3980/DF, the object of which action is to obtain Provisional Remedy suspending “the effects of the judgment given by the First Section of the Higher Appeal Court, which refused the order applied for in action for Mandamus No. 20432/DF, to maintain Cemig as holder of the concession for the Jaguara Hydroelectric Generation Plant, on the initial bases of Concession Contract 007/97, until final judgment by the Federal Supreme Court on the Ordinary Appeal”.

However, the Company believes that, since the most recent communication to the market in relation to the Jaguara Hydroelectric Plant, there has been no new development that would justify a further notice to the market. It is the Company’s understanding that the simple designation of a hearing in a legal proceeding that is open to the public and of which the market is widely aware does not generate a duty to publish a Material Announcement or notice to the market, since the scheduling of an audience in a legal proceeding is an ordinary act, of mere court routine, and does not have the effect of altering the present status quo of Cemig in relation to the Jaguara Hydroelectric Plant, nor, indeed, does it generate any right or expectation of a right in relation to this plant which is subject to an application in the courts (Jaguara) – the situation of which plant, we would repeat, is the same as that on the day prior to the trading session of December 7, 2015.

Further to these comments, we would clarify that the response to the Official Letter referred to above is being made on today’s date (December 9, 2015), since yesterday was a municipal public holiday in Belo Horizonte (Immaculate Conception Day) and as a consequence neither December 7 nor December 8 was a business day for Cemig.

Cemig reiterates its commitment to timely publication of all and any material information.

Belo Horizonte, December 9, 2015.

Fabiano Maia Pereira

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

13. SUMMARY OF PRINCIPAL DECISIONS OF THE 650TH MEETING OF THE BOARD OF DIRECTORS HELD ON DECEMBER 10, 2015

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

CEMIG

LISTED COMPANY CNPJ 06.981.180/0001-16 – NIRE 31300020568

BOARD OF DIRECTORS

Meeting of December 10, 2015

SUMMARY OF PRINCIPAL DECISIONS

At its 650th meeting, held on December 10, 2015, the Board of Directors of Cemig (Companhia Energética de Minas Gerais) decided the following:

1. Guarantee for issue of Promissory Notes by Cemig GT.

2. Guarantee for issue of Promissory Notes by Cemig D.

3. Guarantee for issue of Promissory Notes by CemigTelecom.

4. – Authorization for input of capital into, and increase in the share capital of, CemigTelecom;

– Authorization for input of capital by CemigTelecom into Ativas Data Center;

– Orientation of vote in meetings of CemigTelecom.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

14. SUMMARY OF PRINCIPAL DECISIONS OF THE 651ST MEETING OF THE BOARD OF DIRECTORS HELD ON DECEMBER 16, 2015

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

Meeting of December 16, 2015

SUMMARY OF PRINCIPAL DECISIONS

At its 651st meeting, held on December 16, 2015, the Board of Directors of Cemig (Companhia Energética de Minas Gerais) decided the following:

1. Calendar for meetings of the Board of Directors in 2016.

2. Convocation of Extraordinary General Meeting of Stockholders to be held on January 20, 2016, to decide on changes to the Board of Directors.

3. Signature, as consenting party, of amendments to Distribution Concession Contracts between Cemig D and the federal government, through Aneel.

4. Authorization for periodic declaration by the Executive Board of Interest on Equity.

5. Contracting of legal action guarantee insurance.

6. Advance against Future Capital Increase in Cemig D.

7. Budget for first quarter 2016.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.